Exhibit 14.1
IDdriven, Inc.
 Code of Conduct and Ethics

Statement by the Chief Executive Officer

Ethics are important to IDdriven, Inc. and each person associated with our company. We are committed to high ethical standards, as well as to conducting business with a high level of integrity. I believe those commitments are what make our company strong.

Each IDdriven employee is responsible for his or her own actions and each of us must protect the reputation for honesty and integrity that we have earned. Our leaders have the added responsibility to lead by example. In so doing, our leadership must stay true to an unswerving dedication to ethical behavior with our employees, customers, suppliers and competitors.

If you are ever unsure of the appropriate course of action to take, please remember that your management is committed to the policies in this Code and will receive your concerns in an appropriate and open manner.

Arend D. Verweij
 April 12, 2016

Introduction

This Code of Conduct and Ethics covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide the directors, officers, and employees of IDdriven. All IDdriven directors, officers, and employees should conduct themselves accordingly and seek to avoid even the appearance of improper behavior in any way relating to IDdriven. In appropriate circumstances, this Code should also be provided to and followed by IDdriven’s agents and representatives, including consultants.

Any director or officer who has any questions about this Code should consult with the Chief Executive Officer, the Chief Financial Officer, or legal counsel as appropriate in the circumstances. If an employee has any questions about this Code, the employee should ask his or her supervisor how to handle the situation.

1. Scope of Code

This Code is intended to deter wrongdoing and to promote the following:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
•
full, fair, accurate, timely, and understandable disclosure in reports and documents IDdriven files with, or submits to, the Securities and Exchange Commission (the “SEC”) and other regulatory bodies and in other communications made by IDdriven;

•	compliance with applicable governmental laws, rules, and regulations;
•	the prompt internal reporting of violations of this Code to the appropriate person or persons identified in this Code;
•	accountability for adherence to this Code; and
•	adherence to a high standard of business ethics.

2. Compliance with Laws, Rules, and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which IDdriven’s ethical standards are built. All directors, officers, and employees should respect and obey all laws, rules, and regulations applicable to the business and operations of IDdriven. Although directors, officers, and employees are not expected to know all of the details of these laws, rules, and regulations, it is important to know enough to determine when to seek advice from supervisors, managers, officers or other appropriate IDdriven personnel.

3. Conflicts of Interest

A “conflict of interest” exists when an individual’s private interest interferes in any way — or even appears to conflict — with the interests of IDdriven. A conflict of interest situation may arise when a director, officer, or employee takes actions or has interests that may make it difficult to perform his or her work on behalf of IDdriven in an objective and effective manner. Conflicts of interest may also arise when a director, officer, or employee, or a member of his or her family, receives improper personal benefits as a result of his or her position with IDdriven. Loans to, or guarantees of obligations of, employees and their family members may create conflicts of interest.

Service to IDdriven should never be subordinated to personal gain and advantage. Conflicts of interest, whenever possible, should be avoided. In particular, clear conflict of interest situations involving directors, officers, and employees who occupy supervisory positions or who have discretionary authority in dealing with any third party may include the following:

•	any significant ownership interest in any supplier or customer;
•	any consulting or employment relationship with any customer, supplier, or competitor;
•	any outside business activity that detracts from an individual’s ability to devote appropriate time and attention to his or her responsibilities to IDdriven;
•	the receipt of non-nominal gifts or excessive entertainment from any organization with which IDdriven has current or prospective business dealings;
•	being in the position of supervising, reviewing, or having any influence on the job evaluation, pay, or benefit of any family member; and
•	selling anything to IDdriven or buying anything from IDdriven, except on the same terms and conditions as comparable directors, officers, or employees are permitted to so purchase or sell.

It is almost always a conflict of interest for a IDdriven officer or employee to work simultaneously for a competitor, customer, or supplier. No officer or employee may work for a competitor as a consultant or board member. The best policy is to avoid any direct or indirect business connection with IDdriven’s customers, suppliers, and competitors, except on IDdriven’s behalf.

Conflicts of interest are prohibited as a matter of IDdriven policy, except under guidelines approved by the Board of Directors. Conflicts of interest may not always be obvious and further review and discussions may be appropriate. Any director or officer who becomes aware of a conflict or potential conflict should bring it to the attention of the Chief Executive Officer, the Chief Financial Officer, or legal counsel as appropriate in the circumstances. Any employee who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager, or other appropriate personnel.

4. Insider Trading

Directors, officers, and employees who have access to confidential information relating to IDdriven are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of IDdriven’s business. All non-public information about IDdriven should be considered confidential information. To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical and against IDdriven policy but is also illegal. Directors, officers, and employees also should comply with insider trading standards and procedures adopted by IDdriven. If a question arises, the director, officer, or employee should consult with IDdriven’s Chief Financial Officer or legal counsel.

5. Corporate Opportunities

Directors, officers, and employees are prohibited from taking for themselves personally or directing to a third party any opportunity that is discovered through the use of corporate property, information, or position without the consent of the Board of Directors. No director, officer, or employee may use corporate property, information, or position for improper personal gain, and no director, officer, or employee may compete with IDdriven directly or indirectly. Directors, officers, and employees owe a duty to IDdriven to advance its legitimate interests when the opportunity to do so arises.

6. Competition and Fair Dealing

IDdriven seeks to compete in a fair and honest manner. IDdriven seeks competitive advantages through superior performance rather than through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited. Each director, officer, and employee should endeavor to respect the rights of and deal fairly with IDdriven’s customers, suppliers, service providers, competitors, and employees. No director, officer, or employee should take unfair advantage of anyone relating to IDdriven’s business or operations through manipulation, concealment, or abuse of privileged information, misrepresentation of material facts, or any unfair dealing practice.

To maintain IDdriven’s valuable reputation, compliance with IDdriven’s quality processes and safety requirements is essential. In the context of ethics, quality requires that IDdriven’s products and services meet reasonable customer expectations. All inspection and testing documents must be handled in accordance with all applicable regulations.

The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair advantage with customers. No gift or entertainment should ever be offered, given, provided, or accepted by a director, officer, or employee, family member of a director, officer, or employee, or agent relating to the individual’s position with IDdriven unless it (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff, and (5) does not violate any laws or regulations. A director or officer should discuss with the Chief Executive Officer or Chief Financial Officer, and a employee should discuss with his or her supervisor, any gifts or proposed gifts that the individual is not certain are appropriate.

7. Discrimination and Harassment
The diversity of IDdriven’s employees is a tremendous asset. IDdriven is firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment or any kind. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances.

8. Health and Safety

IDdriven strives to provide each employee with a safe and healthful work environment. Each officer and employee has responsibility for maintaining a safe and healthy workplace for all employees by following safety and health rules and practices and reporting accidents, injuries, and unsafe equipment, practices, or conditions. Violence and threatening behavior are not permitted. Officers and employees should report to work in a condition to perform their duties, free from the influence of illegal drugs or alcohol. The use of illegal drugs in the workplace will not be tolerated.

9. Record-Keeping

IDdriven requires honest and accurate recording and reporting of information in order to make responsible business decisions. Many officers and employees regularly use business expense accounts, which must be documented and recorded accurately. If an officer or employee is not sure whether a certain expense is legitimate, the employee should ask his or her supervisor or IDdriven’s controller. Rules and guidelines are available from the Accounting Department.

All of IDdriven’s books, records, accounts, and financial statements must be maintained in reasonable detail, must appropriately reflect IDdriven’s transactions, and must conform both to applicable legal requirements and to IDdriven’s system of internal controls. Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable law or regulation.

Business records and communications often become public, and IDdriven and its officers and employees in their capacity with IDdriven should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mail, internal memos, and formal reports. IDdriven’s records should always be retained or destroyed according to IDdriven’s record retention policies. In accordance with those policies, in the event of litigation or governmental investigation, directors, officers, and employees should consult with IDdriven’s Chief Financial Officer or legal counsel before taking any action because it is critical that any impropriety or possible appearance of impropriety be avoided.
Mistakes should never be covered up; but should be immediately fully disclosed and corrected. Falsification of any company, customer or third party record is prohibited.

10. Confidentiality

Directors, officers, and employees must maintain the confidentiality of confidential information entrusted to them by IDdriven or its customers, suppliers, joint venture partners, or others with whom IDdriven is considering a business or other transaction except when disclosure is authorized by an executive officer or required or mandated by laws or regulations. Confidential information includes all non-public information that might be useful or helpful to competitors or harmful to IDdriven or its customers and suppliers, if disclosed. It also includes information that suppliers and customers have entrusted to IDdriven. The obligation to preserve confidential information continues even after employment ends.

11. Protection and Proper Use of IDdriven Assets

All directors, officers, and employees should endeavor to protect IDdriven’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on IDdriven’s profitability. Any suspected incident of fraud or theft should be immediately reported for investigation. IDdriven assets should be used for legitimate business purposes and should not be used for non-IDdriven business.

The obligation to protect IDdriven’s assets includes its proprietary information. Proprietary information includes intellectual property, such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information, and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate IDdriven policy. It could also be illegal and result in civil or even criminal penalties.

12. Payments to Government Personnel

The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country.

In addition, the U.S. government has a number of laws and regulations regarding business gratuities that may be accepted by U.S. government personnel. The promise, offer, or delivery to an official or employee of the U.S. government of a gift, favor, or other gratuity in violation of these rules would not only violate IDdriven policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules.

13. Corporate Disclosures

All directors, officers, and employees should support IDdriven’s goal to have full, fair, accurate, timely, and understandable disclosure in the periodic reports required to be filed by IDdriven with the SEC. Although most employees hold positions that are far removed from IDdriven’s required filings with the SEC, each director, officer, and employee should promptly bring to the attention of the Chief Executive Officer, the Chief Financial Officer, or the Audit Committee, as appropriate in the circumstances, any of the following:

•
Any material information to which such individual may become aware that affects the disclosures made by IDdriven in its public filings or would otherwise assist the Chief Executive Officer, the Chief Financial Officer, and the Audit Committee in fulfilling their responsibilities with respect to such public filings.

•
Any information the individual may have concerning (a) significant deficiencies in the design or operation of internal controls that could adversely affect IDdriven’s ability to record, process, summarize, and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in IDdriven’s financial reporting, disclosures, or internal controls.

•
Any information the individual may have concerning any violation of this Code, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in IDdriven’s financial reporting, disclosures, or internal controls.

•
Any information the individual may have concerning evidence of a material violation of the securities or other laws, rules, or regulations applicable to IDdriven and the operation of its business, by IDdriven or any agent thereof, or of violation of this Code.

14. Waivers of the Code of Conduct

Any waiver of this Code for directors or executive officers may be made only by the Board of Directors or a committee of the Board and will be promptly disclosed to stockholders as required by applicable laws, rules, and regulations, including the rules of the SEC. Any such waiver also must be disclosed in a Form 8-K.

 15. Publicly Available

This Code shall be posted on IDdriven’s website.

16. Reporting any Illegal or Unethical Behavior

Directors and officers are encouraged to talk to the Chief Executive Officer, the Chief Financial Officer, or legal counsel, and employees are encouraged to talk to supervisors, managers, or other appropriate personnel, when in doubt about the best course of action in a particular situation. Directors, officers, and employees should report any observed illegal or unethical behavior and any perceived violations of laws, rules, regulations, or this Code to appropriate personnel. It is the policy of IDdriven not to allow retaliation for reports of misconduct by others made in good faith. Directors, officers, and employees are expected to cooperate in internal investigations of misconduct.

17. Enforcement

The Board of Directors shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of this Code. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code and to these additional procedures, and may include written notices to the individual involved that the Board has determined that there has been a violation, censure by the Board, demotion or re-assignment of the individual involved, suspension with or without pay or benefits (as determined by the Board), and termination of the individual’s employment or position. In determining the appropriate action in a particular case, the Board of Directors or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action, and whether or not the individual in question had committed other violations in the past.

Conclusion

In the final analysis each person is the guardian of IDdriven, Inc.’s ethics. While there are no universal rules, when in doubt ask yourself:

•	Will my actions be ethical in every respect and fully comply with the law and with IDdriven policies?
•	Will my actions have the appearance of impropriety?
•	Will my actions be questioned by my supervisors, associates, clients, family and the general public?
•	Am I trying to fool anyone, including myself, as to the propriety of my actions?

If anyone is uncomfortable with your answer to any of the above, he or she should not take the contemplated actions without first discussing them with his or her local management. If he or she is still uncomfortable, please follow the steps outlined above in the Section on “Reporting any Illegal or Unethical Behavior.”

Any director, officer or employee who ignores or violates any of IDdriven’s ethical standards, and any manager who penalizes a subordinate for trying to follow these ethical standards, will be subject to corrective action, including immediate dismissal. However, it is not the threat of discipline that should govern someone’s actions. Management hopes that you share its belief that a dedicated commitment to ethical behavior is the right thing to do, is good business, and is the surest way for IDdriven to become and remain a world class company.